Mail Stop 3561

April 17, 2008

Mr. Ronald M. DiNella
Chief Financial Officer
325 North LaSalle Street, Suite 500
Chicago, Illinois 60610

      Re: **Mortons' Restaurant Group**
             Form 10-K for the year ended December 30, 2007
             Filed March 3, 2008
             File No. 001-12692

Dear Mr. DiNella:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Linda Cvrkel
             Branch Chief